Filed by Blue Owl Technology Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Technology Finance Corp. II
Commission File No. 000-56371
On November 21, 2024, Blue Owl Technology Finance Corp. (“OTF”) held a conference call with members of the fixed income community. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Technology Finance Corp. II (“OTF II”) by OTF. The following are excerpts from the transcript of that conference call discussing the proposed merger of OTF and OTF II.
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Kaitlin Howard, Head of BDC Unsecured Funding for Blue Owl Capital Inc.
Last week, we announced that Blue Owl Technology Finance Corporation, or “OTF” has entered into a definitive merger agreement with Blue Owl Technology Finance Corporation II (“OTF II”), both of which are currently private BDCs. The merger is subject to the satisfaction of customary closing conditions, including shareholder approval. An investor presentation related to the merger can be found on blueowlproducts.com as well.
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Craig Packer, Chief Executive Officer
We are very pleased to report another solid quarter of performance across our BDC platform, in addition to the merger announcement between two of our tech BDCs, OTF and OTF II.
Not only do we think the proposed merger will provide long-term strategic value to both sets of shareholders, but we firmly believe bondholders across the BDCs will also benefit from a more streamlined platform, with fewer BDCs issuing larger, more liquid unsecured notes. We have spoken for several quarters about our plans for consolidating our BDCs if and when it made sense to do so, and we’re pleased to have announced another important step towards achieving that goal.
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Erik Bissonnette, Managing Director of Blue Owl Capital Inc.
As noted, last week we announced our intention to merge OTF and OTF II.
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Consistent with our prior discussions, we believe it makes sense to streamline our BDC platform, and market conditions for BDCs have been supportive year to date.

Both OTF and OTF II have generated strong returns since inception, and the proposed merger marks the next logical step in the evolution of our BDC platform.
We expect the proposed merger will enhance the scale of the combined company, which we believe is one of our most meaningful competitive advantages as we continue to invest in the largest segment of the direct lending market.
The proposed merger will add approximately $5.1bn of investments to OTF’s portfolio, bringing total investments to approximately $11.5bn when closed.
Over the coming months, we intend to call the remaining OTF II equity capital, which currently totals $1.6bn. We have prudently deployed capital since inception, and do not plan to alter our strategy due to the merger. Ultimately, we will look to ramp back up to our stated target leverage range of 0.9x-1.25x over time.
On a combined, pro-forma basis, the Company will be 77% first lien investments and 81% senior secured investments, with an average LTV of 31%, using 9/30 numbers.
Upon merger close and once the portfolio is fully invested, the combined company is expected to be a top five BDC, and the largest dedicated software-focused BDC, by total assets.
Additionally, the granularity of the portfolio will further increase, with the average position size in OTF’s pro-forma portfolio just 60bps across 180 portfolio companies.
Our top 10 position sizes will decrease to 18%, and weighted average EBITDA will increase to $228 million. Diversification has always been a crucial risk mitigant, and the merger further reduces the reliance of success of any one investment.
Both OTF and OTF II employ the same investment strategy and have a very high overlap of investments, as we have been co-investing in OTF II since the fund’s inception in 2021 – as a result ~84% of the assets in OTF II are also in OTF.
The combined company is expected to have access to reduced operating expenses, lower-cost, more efficient financing, and bondholders should benefit over time from the increased scale, as larger BDCs tend to have better secondary liquidity and performance in their unsecured notes.
With the announcement of both the tech and the diversified mergers over the past six months, reducing the number of our BDCs issuing unsecured notes should create better pricing and trading dynamics across our entire unsecured complex.
Our rating agencies have been supportive of the merger and there are no near-term anticipated ratings changes from the status quo at either BDC due to the proposed transaction.
Looking ahead to unsecured issuance in 2025 and beyond, we expect to be a regular issuer from our combined OTF vehicle, driven by both refinancings and growth capital.

We expect to close the merger in the second quarter of 2025, subject to customary closing conditions, including shareholder approval.
We’ve been very encouraged by investors’ reaction to and support of the proposed merger thus far, and look forward to engaging with this group further in the coming months as we continue to develop our best-in-class software lending strategy.
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Craig Packer, Chief Executive Officer
I’d like to make a few, quick closing comments about both of our announced mergers and what it means for our current and prospective bondholders.
The outstanding unsecured notes at OBDE will become obligations of OBDC and rank pari passu with the outstanding OBDC unsecured notes at the time the merger closes.
The same is true for the OTF II notes, which will become obligations of OTF and rank pari passu with the outstanding OTF unsecured notes.
Consolidation of our BDCs is a possibility we have been discussing with our investors for many years, and we view the two announced mergers as a very positive step for our bondholders.
This will result in fewer issuing entities, larger, more granular vehicles, and the ability to issue bigger, more liquid CUSIPs which should result in better secondary liquidity.
Our story will become easier to understand, and we expect that some of the pressures that have kept our spreads historically wider than our other high-quality peers should begin to dissipate.
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Finally, as our vehicles in both strategies consolidate, we expect to be able to finance the platform more efficiently, while continuing to expand into and innovate in new markets.
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